

May 1, 2013

Via E-mail

You-Bin Leng
Hua Liu
Sheng-Hui Liu
c/o Feihe International, Inc.
C-16th Floor, Star City International Building
10 Jiuxianqiao Road
Chaoyang District, Beijing 100016

Re: **Feihe International, Inc.**
      Schedule 13E-3/A filed April 19, 2013
      File No. 005-79071
      Schedule 14A filed April 19, 2013
      File No. 001-32473

Gentlemen:

We have the following comments on the above-referenced filings. We have limited the scope of our review to legal and other non-accounting matters. Please understand that the purpose of our review process is to assist the transaction's compliance with the applicable disclosure requirements and to enhance the disclosure in the filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact us at the telephone number listed at the end of this letter.

Schedule 14A

Reasons for the Merger…., page 34

1. We have reviewed the revised disclosure provided in reply to prior comment # 2 in our letter dated April 16, 2013. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A apply to the issuer. Disclosure regarding the Special Committee's determinations with respect to fairness is therefore not responsive to the disclosure requirement. Revise to expressly indicate, if true, whether Feihe reasonably believes the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. Any statement attributable to the Board of Directors in connection with the issuance of a fairness determination must make clear such determination is being made on behalf of the issuer.

2. We have reviewed the revised disclosure provided in reply to prior comment # 3 in our letter dated April 16, 2013. The Board of Directors, on behalf of the issuer, must specifically discuss the extent to which Feihe's going concern value influenced its fairness determination. See Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981).

Closing Comments

   As appropriate, please amend your filings promptly to comply with our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please electronically file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment and voting decision. Since the company, its management, and each filing person are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Please direct any questions to me at 202. 551.3266.

Very truly yours,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc:

Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
No. 1 Jianguomenwai Avenue
Chao Yang District, Beijing
People's Republic of China
Attention: Michael V. Gisser, Peter X. Huang

Wilson Sonsini Goodrich & Rosati, P.C.
Jin Mao Tower, 38F, Unit 03 88 Century Blvd
Pudong, Shanghai 200121
People's Republic of China
Attention: Zhan Chen, Kefei Li

O'Melveny & Myers LLP
Yin Tai Centre, Office Tower, 37th Floor
No. 2 Jianguomenwai Avenue
Chao Yang District, Beijing
People's Republic of China
Attention: Ke Geng, Paul S. Scrivano

cc (continued):

DLA Piper LLP (US)
701 Fifth Avenue, Suite 7000
Seattle, WA 98104-7044
Attention: Andrew D. Ledbetter